Exhibit 99.1

 GENETIC TECHNOLOGIES LIMITED DISEASE RISK ASSESSMENT ON A GLOBAL SCALE

Forward Looking Statements This presentation may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 with respect to the financial condition, results and business achievements/performance of Genetic Technologies Limited and certain of the plans and objectives of its management. These statements are statements that are not historical facts. Words such as “should”, “expects”, “anticipates”, “estimates”, “believes” or similar expressions, as they relate to Genetic Technologies Limited, are intended to identify forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect Genetic Technologies’ current expectations and assumptions as to future events and circumstances that may not prove accurate. There is no guarantee that the expected events, trends or results will actually occur. Any changes in such assumptions or expectations could cause actual results to differ materially from current expectations. 2

Our patented tests are designed to predict an individual’s risk of developing chronic disease, empowering them to make informed decisions about their health. Our lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary Revolutionising genetics. breast cancer and is first in its class. Listed on the ASX (GTG) in 2000 and Nasdaq (GENE) in 2005, Genetic Technologies has been a leader in the development and commercialisation of genetic risk assessment technology for 20 years. 3

By 2020, 50 percent of global health care Cancer Cardiovascular expenditures will be spent on these diseases: Respiratory Global healthcare spending is expected to reach $8.7 trillion by 2020. The number of diabetes sufferers globally is expected to rise from 415 million to 642 million by 2040. Chronic disease accounts for 84% of healthcare spending. Urbanization Sedentary lifestyles Changing diets Chronic disease is fueled by: https://www2.deloitte.com/content/dam/Deloitte/global/Documents/Life-Sciences-Health-Care/gx-lshc-hc-outlook-2018.pdf 5

Targeted screening reducesthe cost of healthcare. Early detection of disease reduces the need for expensive, late-stage care. Limited screening resources must be targeted to individuals who are at increased risk of developing disease.

Our flagship test, BREVAGen*plus*®,
predicts a woman's risk of developing breast cancer in the next 5 years.
Even with no family history.

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More frequent mammograms Screening MRIs BREVAGenplus® allows providers to target limited resources to Selective estrogen receptor modulators (SERMs) Aromatase inhibitors (Ais) Medication women who are most likely to develop cancer. breast Reduced alcohol consumption Weight loss Lifestyle 8

Colon Cancer – Early Diagnosis CRC is the 3rd leading cause of cancer-related deaths in the United States. Most mortality cases are preventable through early detection and the removal of precancerous polyps. compliance. Screening methods are often confronting compliance may reduce the impact of screening on improve compliance among those patients most at risk genetic risk profile, they are more willing to follow care physician. http://www.beseengetscreened.com/blog/colon-cancer-stages 9 Solving the Compliance Problem The main challenge with colon cancer screening is and unpleasant. The US National Cancer Institute estimates that lack of colon cancer mortality by as much as 50%. GTG’s simple, cheek-swab sample has the potential to of developing CRC. When a patient understands their screening guidelines as recommended by their primary

Additional screening tests are in development. An enhanced breast cancer test is undergoing final validation. Our colon after. cancer test will be available early in 2019. Additional tests will be introduced soon 4Q 2018 1Q 2019 2Q 2019 3Q 2019 4Q 2019 1Q 2020 10

Respected collaborators accelerate development and validate clinical use of our tests. The University of Melbourne is Australia’s peak research university. Our collaboration with Professor John Hopper led to our NHMRC Grant. The National Health and Medical Research Council is Australia's peak funding body for medical research. Professor John Hopper • • • PhD in Mathematical Statistics NHMRC Senior Principal Research Fellow Director (Research) of the Centre for Epidemiology and Biostatistics in the School of Population Global Health at The University of Melbourne Published more than 700 papers • 11

Most genetic testson the marketare limited to non-clinical applications. Consumers are willing to purchase genetic testing kits for genealogy, paternity and nutrition. GTG is in a unique position to capitalize on this trend with first-to-market clinical applications. MIT Technology Review - https://www.technologyreview.com/s/610233/2017-was-the-year-consumer-dna-testing-blew-up/

Global Opportunity – US and Australia • GTG operates a CLIA-approved laboratory, providing clinically actionable test results to the US market. Through our US subsidiary Phenogen Sciences, more than 6,000 BREVAGenplus®, test kits have been sold into the clinical market over the past 5 years. More than 240,000 cases of breast cancer are diagnosed in the US every year. Colon cancer is the 3rd most common cancer in the US, with over 97,000 new cases diagnosed so far this year (American Cancer Society). Every year, more than 15,000 Australians are diagnosed with colon cancer. • • • • https://www.cancer.org/cancer/colon-rectal-cancer/about/key-statistics.html https://www.bowelcanceraustralia.org/latest-news/so-much-to-live-for-bowel-cancer-australia 13

Global Opportunity - China • GTG has been invited to enter the market in China through the Hainan Medical Pilot Zone. • Opportunity to deliver large-scale population health initiatives that will dramatically increase the effectiveness of existing screening and treatment programs Over 4 million new cases of cancer are diagnosed in China each year. • • Heads of Agreement in place with Chinese in-country partner Beijing Limited Zishan Health Consultancy • • Chinese healthcare market is valued at more than $800 billion Breast cancer in China is increasing at a rate of 3.5% per year. USD. https://www.sciencedaily.com/releases/2017/07/170706071915.htm 14

15 •Part of the Hainan Free Trade Zone Initiative •Bring together best-in-class medical care, physicians, treatments, technology, conferences and cutting-edge medical product development via a mix of government institutions, and local and foreign companies •Allows foreign companies to safely introduce IP and repatriate profits Through our partnership with Zishan Health, GTG has been invited to participate. Hainan Medical Pilot Zone

• Chinese Central Government’s comprehensive healthcare plan for 1.5 billion people • • Disease prevention is a means of controlling costs Chinese government can enforce penalties for non-compliance with preventive healthcare protocols (i.e. travel or other personal restrictions) • GTG genetic tests can be used to predict an individual’s risk of developing disease. Healthy China 2030 • Screening and other healthcare resources can be directed to people most at risk. This allows for early intervention and less costly treatment. For example, screening every female for breast cancer may be too costly, but it may be cost-effective to screen those with a mid-to-high 5-year risk score. • •

Fast-track access to the Chinese Food and Drug Administration, an institution with long product review and approval times Well-connected in the Chinese healthcare sector, including medical devices and diagnostics Zishan Health Consultancy Track record of successfully introducing non-Chinese companies into the Hainan Free Trade Zone Structures in place for Chinese in-country sales and marketing, both in Hainan and other provinces 17

 Refreshed board for an Transitioned from direct Redirected funding to R&D to develop a pipeline of additional tests for chronic disease entrepreneurial focus and global expertise salesforce to an ecommerce platform While these initiatives impacted our ability to generate short-term revenue, we eliminated the cost of an ineffective sales force, focused on R&D and initiated the partnerships that will secure our global future. Entered into key partnerships for global expansion 2018: Aligning Structure with Strategy

We recognise that a critical element of our success is the continued support of our shareholders. We appreciate their confidence in us during this period of intense R&D and realignment. Jointhe Community of GTG To support our continued execution of these initiatives over the course of the coming fiscal year, Kentgrove Capital Pty Ltd, a Melbourne-based investment management firm, has been engaged to assist in strengthening our funding position through an A$20m placement facility. Shareholders 19

Thank You Paul Kasian Chairman and CEO Email: paul.kasian@gtglabs.com Web: www.gtgcorporate.com 20